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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Amendment No. (        )

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the
Securities Exchange Act of 1934

Ault Incorporated
(Name of Subject Company)

Ault, Incorporated
(Name of Person Filing Statement)

Common Stock, no Par Value
Including Preferred Stock Purchase Rights
(Title of Class of Securities)

051503100
(Cusip Number of Class of Securities)

Frederick M. Green
Chief Executive Officer
Ault Incorporated
7105 Northland Terrace
Minneapolis, Minnesota 55429-1028
(763) 592-1900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies To:
Richard A. Primuth, Esq.
Jonathan B. Levy, Esq.
Lindquist & Vennum P.L.L.P.
4200 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402
(612) 371-3211

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

EXHIBIT INDEX

99.1	Press Release of Ault Incorporated dated December 19, 2005

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EXHIBIT INDEX